Exhibit 4(a)(ii)

NOTE: This draft is subject to further review and amendment prior to signing

Dated • April 2003

Mitchells & Butlers PLC

and

Six Continents PLC

SHARE PURCHASE AGREEMENT

relating to the sale and purchase of the whole of the issued share capital of various Retail companies

One Silk Street
London EC2Y 8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
Ref MAS/JLF/SLM

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This Agreement is made on • April 2003

Between:

(1)	Mitchells & Butlers PLC a public limited company registered in England and Wales with registered number 4551498 and whose registered office is at 20 North Audley Street, London W1K 6WN (“M and B”); and

(2)	Six Continents PLC a public limited company registered in England and Wales with registered number 913450 and whose registered office is at 20 North Audley Street, London W1K 6WN (”Six Continents”).

WHEREAS:

(A)

A scheme of arrangement under section 425 of the Companies Act 1985 between Six Continents and its shareholders (the “ Six Continents Scheme”) became effective shortly after 4.30 p.m. on 11 April 2003.

(B)

Pursuant to the Six Continents Scheme, the ordinary share capital of Six Continents was cancelled, the shareholders of Six Continents on the register of members immediately prior to the Six Continents Scheme becoming effective acquired shares in M and B in proportion to their shares in Six Continents and Six Continents became a wholly-owned subsidiary of M and B.

(C)

It is proposed that M and B purchase the Retail Companies (as defined below) from Six Continents in accordance with the terms of this Agreement prior to a consolidation and subdivision of the share capital of M and B and the proposed demerger by M and B of Six Continents to IHG (company number 4551528) by means of a reduction of capital of M and B. The disposal of the Retail Companies by Six Continents on the terms set out in this Agreement has been sanctioned as part of the Six Continents Scheme.

It is agreed as follows:

1	Interpretation
In this Agreement, including its Schedules, the headings shall not affect its interpretation and, unless the context otherwise requires, the provisions in this Clause 1 apply.

1.1	Definitions

The following words and expressions shall have the following meanings:

“Business Day” means a day on which banks are open for business in London (excluding Saturdays, Sundays and public holidays);

“CHAPS” means clearing houses automated payment systems;

“Circular” means the circular dated 17 February 2003 sent to holders of ordinary shares in Six Continents;

“Completion” means the completion of the sale and purchase of the Retail Shares pursuant to Clause 4;

“Completion Amount” has the meaning given in Clause 3.1;

“Court” means the High Court of Justice in England and Wales;

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[“Deeds of Substitution” means the two deeds to be entered into between Six Continents and Six Continents Retail Limited pursuant to which Six Continents Retail Limited is to become the principal employer in respect of the Six Continents Pension Schemes;]

“Demerger” means the proposed demerger of the Hotels Business and the Retail Business of Six Continents in accordance with the terms of the Demerger Agreement and as more particularly described in the Circular;

“Demerger Agreement” means an agreement expected to be entered into between M and B and IHG in relation to the proposed Demerger;

“Demerger Sponsorship Agreement” means the agreement dated 17 February 2003 between Six Continents, M and B, IHG and Salomon Brothers International Limited;

“Election” means any claim, election, surrender, disclaimer, notice or consent for any Taxation purpose;

“Encumbrance” means any claim, charge, mortgage, security, lien, option, equity, power of sale, hypothecation or other third party right, retention of title, right of pre-emption, right of first refusal or security interest of any kind;

“Group” means any company, its parent undertaking and any subsidiary undertaking of that company or of its parent undertaking;

“Hotels Business” means the hotels and soft drinks businesses carried on by certain members of Six Continents’ Group prior to Completion as described in the listing particulars of IHG dated 17 February 2003;

“Hotels Liability” means

(i)	any Liability in respect of NAS;

(ii)	any Liability in respect of the Radegast Disposal;

(iii)	any Liability in respect of White Shield; or

(iv)	any other Liability relating exclusively or predominantly to the Hotels Business the amount of which exceeds £5,000,000 and Liabilities related to a series or a number of connected matters shall be aggregated for this purpose;

“Hotels Tax Liability” means a Hotels Liability to the extent it relates directly or indirectly to Taxation;

“IHG” means InterContinental Hotels Group PLC , a public limited company registered in England and Wales with registered number 4551528;

“Lastbrew” means Lastbrew Limited, a private limited company registered in England and Wales with registered number 00075597 and with its registered office at 20 North Audley Street, London W1K 6WN;

“Lastbrew Liability” means any Liability arising in Lastbrew whether arising before or after Completion which relates to a time prior to Completion save to the extent that such Liability arises as a consequence of any action by M and B or a member of the M and B Group after Completion other than an action which it or any member of its Group is contractually compelled to take after Completion as the result of a contract made before Completion or is required in accordance with the terms of the proposed Demerger Agreement or this

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Agreement or is specifically referred to in the Circular or the listing particulars of M and B dated 17 February 2003 or is required by law;

“Liabilities” means all liabilities, Losses and obligations of every description, including fines, interest and penalties, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly and as principal or surety and “Liability” means any one of them;

“Losses” means all losses, liabilities, damages, reasonable costs (including, without limitation, legal costs), reasonable charges and reasonable expenses including those arising in respect of any actions, proceedings, claims or demands;

“M and B Reduction” means the proposed reduction of capital of M and B in accordance with section 135 Companies Act 1985 as described in the Circular and reference to the M and B Reduction becoming effective shall mean that the M and B Reduction has been sanctioned by the Court and an office copy of the order of the Court has been registered by the Registrar of Companies in England and Wales;

“M and B Share Consolidation” means the proposed consolidation and subdivision of the share capital of M and B as described in the Circular;

“NAS” means 20 North Audley Street, London W1K 6WN;

“Notifying Party” has the meaning given in Clause 5.7.1;

“Payment Account Details” means, in relation to any payment to be made under or pursuant to this Agreement, the name, account number, sort code, account location and other details specified by the payee and necessary to effect payment (whether by cheque, banker’s draft, telegraphic or other electronic means of transfer) to the payee;

“Pensions Transfer Agreement” means one or more agreements entered into before the date of this Agreement governing the transfer of assets and liabilities with effect from 1 April 2003 from each of the Six Continents Group Pension Schemes;

“Radegast Disposal” means the disposal by Bass Holdings Limited of shares in [Radegast] to [Nomura] on 22 September 1999;

“Recipient” has the meaning given in Clause 5.7.1;

“Recovering Party” has the meaning given in Clause 5.8.1;

“Retail Business” means the managed pubs, bars, restaurants and property development business carried on by the retail division of Six Continents’ Group prior to Completion as described in the listing particulars of M and B dated 17 February 2003;

“Retail Companies” means the companies details of which are set out in Schedule 1 and “Retail Company” means any one of them;

“Retail Shares” means the entire issued share capital of each of the Retail Companies (other than Bede Retail Investment Limited) and membership of Bede Retail Investments Limited;

“Scheme of Arrangement” means the scheme of arrangement pursuant to Section 425 Companies Act 1985 pursuant to which M and B was inserted as the new holding company of Six Continents;

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“Settling Party” has the meaning given in Clause 5.8.1;

“Shared Liability” means:

(i) any Lastbrew Liability;

(ii) any Transactions Liability; and

(iii) any other Liability which relates to any asset owned or business carried out or action taken prior to the M and B Reduction by any member of Six Continents’ Group as constituted at any time prior to the M and B Reduction becoming effective:

(a) which does not relate exclusively or predominantly to either the Hotels Business or the Retail Business;

(b) which neither party nor any member of its Group (as constituted immediately following Completion, but excluding, in the case of the M and B Group, Lastbrew Limited) knows about at the date of this Agreement;

(c) which, if the parties had considered immediately prior to the execution of this Agreement, would have been treated as falling within this definition having regard to the principles which were taken into account in determining that the Liability identified in paragraph (i) above was a Shared Liability and to the general principles of ensuring that shareholders in M and B and IHG, as between themselves, are treated fairly; and

(d) the amount of which exceeds £5,000,000 and Liabilities related to a series or a number of connected matters shall be aggregated for this purpose;

“Shared Tax Liability” means a Shared Liability to the extent it relates directly or indirectly to Taxation PROVIDED THAT it shall not include any matter specifically referred to in paragraph 3 of Schedule 5 (Taxation);

“Six Continents Group Pension Schemes” means the Six Continents Pension Plan and the Six Continents Executive Pension Plan;

“Tax” or “Taxation” means all forms of taxation whether direct or indirect, whether arising as a result of a primary or secondary liability and whether levied by reference to income, profits, gains, net wealth, asset value, turnover, added value, the transfer of assets or otherwise, and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies (including, without limitation, social security contributions and any other payroll taxes but excluding rates or similar taxes), in each case whether of the United Kingdom or elsewhere, whenever imposed (whether imposed by way of withholding or deduction for or on account of taxation or otherwise), and all penalties, charges, fines, costs and interest relating thereto whether arising under the Instalment Regulations or otherwise PROVIDED THAT Taxation shall not include United Kingdom stamp duty but shall include stamp duty reserve tax. References to Tax or Taxation include the use of any Relief (whether the Relief arose before or after Completion) except where that use was taken into account in a return to a Taxation Authority made prior to Completion [or in relation to the period in which Completion occurs] in the accounts in the M and B or IHG Listing Particulars to reduce Taxation that would otherwise have arisen, and Liability or liability to Ta xation shall accordingly be construed as including the use of a Relief in circumstances where, had there been no Relief to use, a Taxation Liability would have arisen in respect of which a claim could have been made under this

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Agreement (and where appropriate such a Liability shall be taken to be a Liability to a Taxation Authority);

“Taxation Authority” means any taxing or other statutory, governmental, state, provincial or local governmental authority, body, court, tribunal or official whatsoever (whether of the United Kingdom or elsewhere in the world) competent to impose, administer or collect any Taxation or make any decision or ruling on any matter relating to Taxation;

“Taxes Act” or “TA” means the Income and Corporation Taxes Act 1988;

“Taxation Liability” means a Liability to the extent it relates directly or indirectly to Taxation;

“Transactions” means the implementation of the Scheme of Arrangement, this Agreement, the capitalisation by Six Continents of £[•] of the M and B Group, the funding of M and B to allow it to pay the outstanding consideration arising under this Agreement and the proposed M and B Share Consolidation BUT EXCLUDING the proposed M and B Reduction;

“Transactions Liability” means any Liability in relation to the Transactions other than (a) any Liability relating to the publication of any listing particulars or supplementary listing particulars by IHG or M and B pursuant to the Listing Rules; (b) any Liability relating to the Form 20-F of M and B which is expected to be declared effective by the Securities Exchange Commission on or before Completion; (c) any Liability or obligation of IHG, Six Continents or M and B arising under any provision of this Agreement which does not relate to a Transactions Liability ; (d) any Liability or obligation of IHG, Six Continents or M and B arising under the [Demerger Agreement or the] Demerger Sponsorship Agreement; or (e) the obligation to pay the Return of Capital (as defined in the Circular);

“Transitional Services Agreement” means the agreement dated [•] between Six Continents and [M and B] relating to the provision of certain transitional services; and

White Shield” means [White Shield].

1.2	Subordinate Legislation

References to a statutory provision include any subordinate legislation made from time to time under that provision.

1.3	Modification etc. of Statutes

Except to the extent that any statutory provision made or enacted after the date of this Agreement would create or increase any liability of either party under this Agreement, any reference to a statutory provision:

	1.3.1	shall include such provision as from time to time modified or re-enacted or consolidated whether before or after the date of this Agreement so far as such modification, re-enactment or consolidation applies or is capable of applying to any transactions entered into under this Agreement on or prior to Completion; and

	1.3.2	(so far as liability there under may exist or can arise) shall include also any past statutory provision (as from time to time modified, re-enacted or consolidated) which such provision has directly or indirectly replaced.

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1.4	Companies Act 1985

The terms “subsidiary undertaking” and “parent undertaking” shall have the same meanings in this Agreement as their respective definitions in the Companies Act 1985.

1.5	Interpretation Act 1978

The Interpretation Act 1978 shall apply to this Agreement in the same way as it applies to an enactment.

1.6	Recitals, Clauses, etc

References to this Agreement include its Schedules and this Agreement as from time to time amended and references to Clauses, Sub-Clauses and Schedules are to Clauses and Sub-Clauses of, and Schedules to, this Agreement.

1.7	Headings

Headings shall be ignored in construing this Agreement.

1.8	Time of Day

References to times of day are to London time unless otherwise stated.

1.9	Singular/Plural

References in this Agreement (including the definitions in Clause 1.1) to the singular include the plural and vice versa.

1.10	Information

Any reference to books, records or other information means books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

2	Agreement to sell the Retail Shares

2.1	Sale and Purchase of Retail Shares

Six Continents shall sell or procure to be sold and M and B shall purchase with full title guarantee the Retail Shares. Except as otherwise expressly provided in this Agreement, no other warranties, indemnities, representations or undertakings, in any case implied or express, with regard to the Retail Shares or to the title of Six Continents thereto or to the business conducted by the Retail Companies and/or their subsidiary undertakings are given by Six Continents, nor are the same to be implied, by virtue of Six Continents entering into this Agreement or any other agreement in the agreed terms or executing any instrument pursuant hereto or thereto or selling, conveying or transferring or agreeing to sell, convey or transfer the same pursuant hereto or thereto.

2.2	Rights of Pre-emption

Six Continents shall procure that any and all rights of pre-emption over the Retail Shares conferred either by the Articles of Association or other equivalent document of the relevant company or in any other way are waived irrevocably by the persons entitled thereto.

3	Consideration

3.1	Amount

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The consideration for the purchase of the Retail Shares shall be the cash sum of £• (the “Completion Amount”) which shall be paid to Six Continents in accordance with Clause 4. [NOTE: This is to be the book value at the time of transfer and will be inserted just before signature.]

3.2	Method of Payment

Wherever in this Agreement provision is made for the payment by one party to another, such payment shall be effected by crediting for same day value the account specified in the Payment Account Details of the party entitled to the payment by way of CHAPS on or before the due date for payment. Payment of such sum shall be a good discharge to the payer of its obligation to make such payment.

3.3	Reduction of Consideration

If any payment is made by Six Continents to M and B in respect of any claim against Six Continents for any breach of this Agreement (or any other agreement entered into pursuant to this Agreement), or pursuant to any indemnity hereunder (or any indemnity in such other agreement), the payment shall be made by way of adjustment to the consideration paid by M and B for the Retail Shares and the consideration shall be deemed to have been reduced as appropriate by the amount of such payment.

4	Completion

4.1	Date and Place

Completion shall take place on the date hereof at [One Silk Street, London EC2Y 8HQ/20 North Audley Street, London W1K 6WN].

4.2	Six Continents’ Obligations on Completion

On Completion the parties shall procure that the obligations specified in Schedule 2 are fulfilled.

4.3	Payment of Price

The Completion Amount shall be left outstanding to be paid upon demand or in any event immediately on or prior to the M and B Reduction becoming effective and shall not bear interest.

4.4	[Additional Agreements

On Completion, the parties, if they have not already done so shall enter into, or procure the entry into of, the Deeds of Substitution in the agreed terms.] [Delete if entered into previously]

5	Post Completion Obligations

5.1	Hotels Liabilities and Shared Liabilities

5.1.1

Six Continents as seller of the Retail Shares under this Agreement shall indemnify and agrees to keep indemnified M and B as purchaser of the Retail Shares against any Liability of M and B or any other member of M and B’s Group (as constituted after Completion) which is a Shared Liability to the extent of 50 per cent. of such Liability only.

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	5.1.2	Six Continents as seller of the Retail Shares under this Agreement, shall indemnify and agrees to keep indemnified M and B as purchaser of the Retail Shares under this Agreement against any Liability of M and B or any other member of M and B’s Group (as constituted after Completion) which is a Hotels Liability.

	5.1.3	The provisions of Schedule 3 shall apply to any claim under this Clause 5.1.

	5.1.4	No obligations shall arise under this Clause 5.1 or under Schedule 5 in respect of any Liability to the extent that the matter giving rise to such Liability has been satisfied or settled prior to the M and B Reduction becoming effective.

	5.1.5	Amounts paid under this Clause 5.1 shall be subject to repayment under Clause 5.8.

5.2	Taxation

	5.2.1	Schedule 5 shall apply in relation to all the matters for which it makes provision and the provisions of Schedule 5 shall apply in relation to any matter dealt with in that Schedule instead of the provision of any other part of this Agreement.

	5.2.2	When the provisions of Schedule 5 conflict with any other provision of this Agreement, Schedule 5 shall prevail if such conflict arises in relation to Taxation.

	5.2.3	Where under this Agreement and apart from Schedule 5 and this Clause:

(i) a party would become liable to make a payment to another; and

(ii) that payment relates wholly to Taxation, or part of that payment relates to Taxation,

then no liability shall arise under this Agreement to make that payment or that part unless Schedule 5 so provides.

	5.2.4	Where a claim for a payment arises under this Agreement (other than pursuant to Clause 8.4), then, to the extent that that claim relates to Taxation, the provisions of Schedule 5 shall apply in relation to any matter dealt with in that Schedule instead of the provisions of any other part of this Agreement.

	5.2.5	Notwithstanding Clause 5.2.4, and for the avoidance of doubt, Clause 5.9 (Double Claims) shall apply to a claim made under Schedule 5 in the same way as it applies to any other claim made under this Agreement.

5.3	Trade Mark Licences

	5.3.1	Six Continents shall terminate with effect from the M and B Reduction becoming effective all existing trade mark licences from it to any member of M and B’s Group, including without limitation any licence allowing a member of M and B’s Group to carry on business under names incorporating the words “Six Continents”, “SC”, “6C” or under the “6C” logo.

	5.3.2	Within one month of the M and B Reduction becoming effective, M and B shall:

(i) procure that all members of M and B’s Group which have the words “Six Continents”, “SC” or “6C” in their company name shall adopt new company names which do not incorporate the words “Six Continents”, “SC” or “6C”or any words resembling the same; and

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		(ii)	forthwith hand to Six Continents duly certified copies of the relevant Special Resolutions.

	5.3.3	M and B shall use reasonable endeavours to procure that all members of M and B’s Group cease using or carrying on business under any name or device incorporating the words “Six Continents”, “SC”, “6C” or the “6C” logo or any words or logos resembling the same by 31 December 2003, including without limitation;

		(i)	removing those words and trade marks from their premises and from all materials and signage used in their business;

		(ii)	replacing all business stationery with stationery that does not refer to these words and trade marks;

		(iii)	destroying all unused stationery which refers to those trade marks or words; and

		(iv)	transferring by novation or otherwise to Six Continents all domain names registered in the name of any member of M and B’s Group which contain the words “Six Continents” or any words resembling the same;

and M and B shall in any event procure that all members of M and B’s Group cease using or carrying on business under such names or devices by 31 December 2003.

	5.3.4	Subject to sub-Clauses 5.3.2 and 5.3.3, Six Continents hereby grants to M and B for the benefit of all members of M and B’s Group a non-exclusive royalty-free worldwide licence from the M and B Reduction becoming effective until 31 December 2003 to use the “SIX CONTINENTS” word mark” and “6C” device mark in the manner and to the extent used by the members of M and B’s Group in the 12 months prior to the M and B Reduction becoming effective.

5.4	Further Assurance

	5.4.1	M and B and Six Continents undertake to co-operate in good faith following Completion to ensure that they and their respective Groups do such acts and things at the joint cost of Six Continents and M and B as may reasonably be necessary for the purpose of giving to M and B, Six Continents and their respective Groups the full benefit of all relevant provisions of this Agreement and all other agreements entered into pursuant to this Agreement. Six Continents agrees to procure the due performance of the obligations of the members of Six Continents’ Group under this Agreement and all other agreements entered into by them in connection with the Demerger in consideration of M and B’s agreement to procure the due performance of the obligations of the members of M and B’s Group under this Agreement and all other agreements entered into by them in connection with the Demerger.

	5.4.2	The parties shall use all reasonable endeavours following Completion to procure that (and to procure that the members of their respective Groups use all reasonable endeavours to procure that) any necessary third party shall at the joint cost of Six Continents and M and B execute such documents and do such acts and things as may reasonably be required for the purpose of giving to Six Continents and M and B the full benefit of all relevant provisions of this Agreement and all other agreements entered into by them (or members of their respective Groups) in connection with the Demerger.

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	5.4.3	Save in relation to any guarantee, indemnity, counter-indemnity or letter of comfort given by a member of M and B’s Group which relates to a Shared Liability or Hotels Liability Six Continents agrees that it will use all reasonable endeavours after Demerger (so far as it is lawfully able to do so) to obtain a full and effective release of any member of M and B’s Group from any guarantees, indemnities, counter indemnities and letters of comfort (if any) which such member of M and B’s Group may have given in respect of any member of Six Continents’ Group and pending such release it shall indemnify M and B (for itself and as trustee for each member of M and B’s Group other than M and B) in respect of any claims made pursuant to such guarantees, indemnities, counter indemnities and letters of comfort.

	5.4.4	Without prejudice to any other provision of this Agreement, the parties undertake to use reasonable endeavours following Completion to co-operate, and ensure that their respective groups co-operate, with each other in relation to inquiries from Government or regulatory bodies, investigations or other proceedings of a like nature (an “Investigation”) where:

(i) the Investigation relates to a Hotels Liability or a Shared Liability; or

(ii) they have a mutual interest in the Investigation; and

co-operating in such manner would not materially adversely affect any material interest of either of them.

	5.4.5	Nothing in this Agreement shall require any party to act in breach of any provision of the Data Protection Act 1998 (the “DPA”) and each party shall only be required to fulfil its obligations under this Agreement to the extent permissible under the DPA or, without prejudice to the foregoing, no party shall be required to disclose or make available to the other any information the disclosure or making available of which would or might, in the reasonable opinion of the disclosing party, cause the disclosing party to be in breach of any duty of confidentiality (whether arising from contract, at common law or by statute) owed to any person other than the party requesting disclosure or any of its subsidiaries.

5.5	Where any bodies corporate, businesses, undertakings, activities or other assets are not acquired, directly or indirectly, by M and B pursuant to this Agreement, but would properly be regarded as bodies corporate, businesses, undertakings, activities or other assets which relate exclusively or predominantly to the Retail Business or were used exclusively or predominantly at or prior to Completion by any Company which becomes a member of M and B’s Group on Completion (the “ Relevant M and B Assets”), then Six Continents shall forthwith upon becoming aware of the same, give written notice to M and B of the same and, on notice from M and B (which M and B shall give within 60 days following written notice from Six Continents or as soon as reasonably practicable after M and B otherwise becomes aware of such matter) shall procure, at the joint cost of M and B and Six Continents, that the Relevant M and B Assets shall be transferred to M and B, or such other member of the M and B Group as M and B shall direct, as soon as reasonably practicable, subject to any third party consents (which Six Continents and M and B shall use all reasonable endeavours to obtain). As from Completion until the time of such transfer, the relevant member of Six Continents’ Group shall hold the Relevant M and B Assets on trust for the benefit of M and B and shall account to M and B accordingly. M and B shall indemnify Six Continents against any Losses properly incurred by any member of Six Continents’ Group in acting as trustee of the Relevant M and B Assets with effect from Completion or carrying out its functions in connection therewith this clause. The consideration for the transfer of the Relevant M and B Assets shall be deemed to have been satisfied by the payment of the Completion Amount and accordingly no additional consideration shall be paid by M and B. For the avoidance of doubt, subject to the franchise agreement between any member of the M and B Group and a member of the Six Continents Group relating to the operation of “Express by Holiday Inn” hotels, all rights to the trademarks and the names “Six Continents” and “Holiday Inn” belong to Six Continents.

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5.6	Where any bodies corporate, businesses, undertakings, activities or other assets are acquired, directly or indirectly, by M and B pursuant to this Agreement, but would properly be regarded as bodies corporate, businesses, undertakings, activities or other assets which relate exclusively or predominantly to the Hotels Business or were used exclusively or predominantly by any member of Six Continents’ Group (other than those companies which become member of M and B’s Group on Completion) at or prior to Completion (the “Relevant Six Continents Assets”), then M and B shall forthwith upon becoming aware of the same, give written notice to Six Continents and, on notice from Six Continents (which Six Continents shall give within 60 days following written notice from M and B or as soon as reasonably practicable after Six Continents otherwise becomes aware of such matter) shall procure, at the joint cost of Six Continents and M and B, that the Relevant Six Continents Assets shall be transferred to Six Continents or such other member of Six Continents’ Group as Six Continents shall direct, as soon as reasonably practicable subject to any third party consents (which Six Continents and M and B shall use all reasonable endeavours to obtain). As from Completion until the time of such transfer, the relevant member of M and B’s Group shall hold the Relevant Six Continents Assets on trust for the benefit of Six Continents and shall account to Six Continents accordingly. Six Continents shall indemnify M and B against any Losses properly incurred by any member of the M and B Group in acting as trustee with effect from Completion of the Relevant Six Continents Assets or carrying out its functions in connection therewith. The Relevant Six Continents Assets shall be deemed to have been incorrectly transferred, directly or indirectly, to M and B and accordingly none of the consideration paid to Six Continents in accordance with Clause 4 shall be repaid to M and B.

5.7	Conduct of Claims

	5.7.1	If either party (in each case the “ Notifying Party”) becomes aware of any matter that may give rise to a claim against the other party (the “ Recipient”) under this Agreement including without limitation a claim from any third party which constitutes or may constitute a Shared Liability or in respect of which the Recipient is or may be liable to indemnify the Notifying Party under this Agreement, notice of that fact (together with all details of the matter in question as are available) shall be given by the Notifying Party to the Recipient as soon as is reasonably practicable (but in any event within such period as will afford the Recipient reasonable opportunity of requiring the Notifying Party to lodge a timely appeal or response). Any failure to give such notice shall not affect the rights of the Notifying Party except to the extent that the rights or interests of the Recipient are prejudiced by such failure.

5.7.2

Other than in respect of a Shared Liability (which shall be dealt with in accordance with the provisions of Clause 5.7.4), without prejudice to the validity of the claim or alleged claim in question, the Notifying Party shall allow, and shall procure that any member of its Group allows, the Recipient and its accountants and professional advisers to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim and for such purpose the Notifying Party shall, and shall procure that all members of its Group shall, at the expense of the Recipient, take all such action and give all such information, documentation and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents, books and records, as the Recipient or its accountants or professional advisers may reasonably request for the purposes of investigating the matter or circumstance alleged to give rise to such claim provided that (i) the Notifying Party shall not be obliged to breach any confidentiality obligations to which a member of its Group is bound and (ii) the Notifying Party shall not be obliged to take any action which would prejudice any legal privilege of which it is aware and which attaches to any documents.

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5.7.3	If the claim in question is a result of or in connection with a claim by or liability to a third party (other than in respect of a Shared Liability) then:

	(i)	no admission of liability shall be made by or on behalf of the Notifying Party or any member of its Group and the claim shall not be compromised, disposed of or settled without the prior written consent of the Recipient (such consent not to be unreasonably withheld or delayed);

	(ii)	subject to Clause 5.7.4, the Recipient shall be entitled at its own expense in its absolute discretion to take such action as it shall deem necessary to avoid, dispute, deny, defend, resist, appeal, postpone, settle, compromise or contest such claim or liability or any adjudication in respect thereof (including, without limitation, making counterclaims or other claims against third parties) in the name of and on behalf of the Notifying Party or any member of its Group concerned and to have the conduct of any related proceedings, negotiations or appeals; and

	(iii)	the Notifying Party shall, and will procure that any relevant member of its Group shall, take all such action and give all such information, documentation and assistance, including access to premises and personnel, copies of any relevant correspondence and the right to examine and copy or photograph any assets, accounts, documents, books and records, for the purpose of avoiding, disputing, denying, defending, resisting, appealing, postponing, settling, compromising or contesting any such claim, liability or adjudication as the Recipient or its professional advisers reasonably request provided that the Recipient shall indemnify the Notifying Party against all third party costs and expenses that it or any member of its Group may reasonably and properly incur as a result of the Recipient taking the actions described in Clause 5.7.3(ii) and this Clause 5.7.3(iii) and, if so required by the Notifying Party, shall provide a reasonable estimate of the costs and expenses that the Notifying Party may incur as a result of taking such action as is then requested by the Recipient. The Recipient agrees to keep the Notifying Party fully informed as to the progress of any such claim and the defence thereof.

5.7.4	The parties agree that proceedings in respect of any Shared Liability shall be conducted by such entity against whom or in whose name such Liability arises unless the parties agree in writing that a member of the other party’s Group would be in a better position to deal with such proceedings. The parties will so agree where the chances of successfully negotiating a solution to the issue are more likely with one party than the other. The provisions of Schedule 4 shall apply in respect of any such proceedings. If the provisions of Clauses 5.1.1 and 5.1.2 cease to apply due to the provisions of paragraph 1.1 of Schedule 3, this Clause 5 shall cease to apply in respect of the relevant Liabilities.

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5.8	Recovery

	5.8.1	If either party (in each case the “Settling Party”) pays an amount in discharge of any claim under this Agreement and the other party (the “Recovering Party”) or any member of its Group has previously recovered or subsequently recovers (whether by payment, discount, credit, relief, set-off or otherwise including for the avoidance of doubt, of reduction of Taxation) from a third party or insurer a sum which is referable to the subject matter of the claim within [7] years of the making of the payment in discharge of the claim, the Recovering Party shall forthwith pay, or shall procure that the relevant member of its Group forthwith pays, to the Settling Party an amount equal to (i) the sum recovered from the third party including any interest or repayment supplement received as part of such payment (or 50 per cent. of the aggregate of such sum and such supplement and interest in the case of a Shared Liability) less any reasonable and proper costs and expenses of recovery and any Taxation suffered in respect of such recovery (or 50 per cent of the aggregate of such sum in the case of a Shared Liability) or (ii) if less, the amount previously paid by the Settling Party to the Recovering Party less any reasonable and proper costs and expenses of recovery (or 50 per cent. of such costs and expenses in the case of a Shared Liability).

	5.8.2	Where the Recovering Party has or may have a claim against a third party in relation to any matter which may give rise to, or has given rise to, a claim under this Agreement, the Recovering Party shall use all reasonable endeavours, and shall procure that all reasonable endeavours are used, to recover any amounts due from such third party within any applicable time limit referred in to Clause 5.8.1.

5.9	Double Claims

	5.9.1	M and B shall not be entitled to recover from Six Continents or any member of its Group more than once in respect of the same Losses or Liabilities.

	5.9.2	Six Continents shall not be entitled to recover from M and B or any member of its Group more than once in respect of the same Losses or Liabilities.

5.10	Mitigation of Loss

Each party shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability (or an increase in any such liability) in respect of any claim under this Agreement.

5.11	Access to Records

[To be discussed further including whether a time limit is to be introduced]

	5.11.1	M and B shall, and shall procure that members of the M and B Group shall, upon reasonable notice, comply with any reasonable requests and shall allow Six Continents or Six Continents’ representatives to have reasonable access:

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		(i)	[to (and at IHG’s expense), copies of all documentation relating to the IHG Group;

		(ii)	to (and, at Six Continents’ expense copies of) all documentation relating to the Transactions;] [To be discussed]

		(iii)	to (and, at Six Continents’ expense, copies of) the books, records and documents of members of the M and B Group to the extent that they relate to the period prior to Completion; and

		(iv)	to the directors, officers and other employees who were involved in the matter(s) being reviewed prior to Completion;

in the case of Clauses [5.11.1(iii) and (iv)] to the extent reasonably required by Six Continents to comply with any relevant law or regulations or in connection with the preparation and agreement of any accounting or other records and in the case of Clauses [5.11.1(i), (ii), (iii) and (iv)] subject to such undertakings as to confidentiality as M and B may reasonably require being given.

	5.11.2	Six Continents shall, and shall procure that members of the Six Continents’ Group shall, upon reasonable notice, comply with any reasonable requests and shall allow M and B or M and B’s representatives to have reasonable access:

		(i)	to (and at M and B’s expense), copies of all documentation relating to the M and B Group;

		(ii)	to (and, at M and B’s expense, copies of) all documentation relating to the Transactions;] [To be discussed]

		(iii)	to (and, at M and B’s expense, copies of) the books, records and documents of members of Six Continents Group to the extent that they relate to the period prior to Completion; and

		(iv)	to the directors, officers and other employees who were involved in the matter(s) being reviewed prior to Completion;

in the case of [Clauses 5.11.2(iii) and (iv) to the extent reasonably required by M and B to comply with any relevant law or regulations or in connection with the preparation and agreement of any accounting or other records and, in the case of Clause 5.11.2(i), (ii), (iii) and (iv), subject to such undertakings as to confidentiality as Six Continents may reasonably require being given.

6	Non-Solicitation of Employees

6.1	Non-Solicitation of Employees

Six Continents undertakes with M and B (for itself and as trustee for other members of M and B’s Group) that Six Continents will not, and will procure that no other member of Six Continents’ Group will, during the Restricted Period induce or seek to induce any Restricted Employee to become employed whether as employee, consultant or otherwise by Six Continents or any other member of Six Continents’ Group whether or not such Restricted Employee would thereby commit any breach of his contract of service. The placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 6.1 provided that Six Continents (or any other member of Six Continents’ Group) does not encourage or advise such agency to approach any such Restricted Employee.

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6.2	Reasonableness of Restrictions

Six Continents confirms that it has received independent legal advice relating to the provisions of this Clause 6. Six Continents agrees that it considers that the restrictions contained in this Clause are no greater than is reasonable and necessary for the protection of the interests of M and B but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

6.3	Interpretation

The following terms shall have the following meanings respectively in this Clause 6:

	6.3.1	“Restricted Employee” means any employee employed in the Retail Business as at the date of Demerger and who (i) holds a position which is Band 4 (or any replacement band) or higher of any company which on Completion will become a member of M and B’s Group and (ii) is not made redundant during the Restricted Period;

	6.3.2	“Restricted Period” means one year commencing on Completion.

7	Waiver of Rights: No Rescission

7.1	No Waivers

Any right, power or remedy hereby conferred upon a party shall be in addition, and without prejudice, to all other rights, powers and remedies available to that party and no exercise or failure to exercise or delay in exercising any such right, power or remedy shall constitute a waiver by that party of any such other right, power or remedy arising under this Agreement or otherwise.

7.2	No Rescission

No party hereto shall be entitled to rescind this Agreement before or after Completion for any reason whatsoever.

8	Other Provisions

8.1	Release, indulgence etc.

Any Liability to either party under this Agreement may in whole or in part be released, compounded or compromised or time or indulgence given by that party in its absolute discretion without in any way prejudicing or affecting its rights against the other under the same or a like Liability.

8.2	Successors and Assigns

This Agreement is personal to the parties to it and the rights and obligations of the parties may not be assigned or otherwise transferred.

8.3	Variation etc.

No variation of this Agreement shall be effective unless in writing and signed by, or on behalf of, each of the parties to this Agreement.

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8.4	Interest

If either party defaults in the payment when due of any sum payable under this Agreement (whether determined by agreement or pursuant to an order of a court or otherwise) the liability of such party (as the case may be) shall be increased to include a payment of interest on such sum (subject to deduction or withholding of Taxation as required by law) from the date when such payment is due until the date of actual payment (after as well as before judgement) at a rate per annum of 2 per cent above the base rate from time to time of National Westminster Bank PLC. Such interest shall accrue from day to day.

8.5	Payments

Payments shall be made by the relevant party in relation to any claim under this Agreement within 30 days of receipt of a valid demand or invoice (as appropriate) from the party seeking payment.

8.6	Notices

	8.6.1	Any notice or other communication requiring to be given or served under or in connection with this Agreement shall be in writing and shall be sufficiently given or served if delivered or sent to the contact details of each party as notified by them in writing from time to time to the other.

	8.6.2	Any such notice or other communication shall be delivered by hand or sent by courier, fax or prepaid first class post. If sent by hand or courier such notice or communication shall conclusively be deemed to have been given or served at the time of despatch, in case of service in the United Kingdom, or on the following Business Day, in the case of international service. If sent by fax such notice or communication shall be deemed to have been given or served at the time of despatch provided a suitable confirmation of such delivery is received by the sender of such fax and a copy of the fax containing such notice or communication (together with such confirmation) is sent by post as soon as practicable thereafter. If sent by post such notice or communication shall conclusively be deemed to have been received two Business Days from the time of posting, in the case of inland mail in the United Kingdom, or four Business Days from the time of posting, in the case of international mail.

8.7	Severance

If any term or provision in this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, such term or provision or part shall to that extent be deemed not to form part of this Agreement but the enforceability of the remainder of this Agreement shall not be affected. Subject thereto, should any term or provision of this Agreement be or become ineffective, in whole or in part, for reasons beyond the control of the parties, the parties shall use reasonable efforts to agree upon a new provision which shall as nearly as possible have the same commercial effect as the ineffective term or provision or part thereof.

8.8	Entire Agreement

This Agreement and the agreements and documents entered into pursuant to or in connection with this Agreement contain the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. Each party acknowledges that it has not been induced to enter this Agreement by and, so far as is permitted by law, hereby waives any remedy in respect of (and acknowledges that neither the other party nor any of its agents, officers or employees have given) any warranties, representations, indemnities, undertakings or other statements whatsoever (written or oral) not expressly incorporated into this Agreement.

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8.9	Counterparts

This Agreement may be executed in any number of counterparts each of which when so executed and delivered shall be deemed an original, but all the counterparts shall together constitute one and the same instrument.

8.10	Contracts (Rights of Third Parties) Act 1999

Except as provided in Clause 8.11.2(ii), this Agreement does not create any right under the Contracts (Rights of Third Parties) Act 1999 which is enforceable by any person who is not a party to it.

8.11	Governing Law and Dispute Resolution

	8.11.1	This Agreement shall be governed by and construed in accordance with English law.

	8.11.2	If any dispute or disagreement arises between Six Continents and M and B as to any matter referred to or in connection with this Agreement Six Continents and M and B agree that:-

		(i)	as soon as reasonably practicable after they are aware of such dispute or disagreement, both parties shall discuss the issue giving rise to the dispute or disagreement and negotiate in good faith with a view to reaching an amicable and reasonable solution for a period of up to 10 Business Days;

		(ii)	if discussions and negotiations fail to resolve such dispute or disagreement, such matter shall be referred to Six Continents’ Chief Executive (for the time being) (unless the M and B Reduction becomes effective, in which case such matter shall be referred to IHG’s Chief Executive (for the time being)) and M and B’s Chief Executive (for the time being) (or such other senior executive as Six Continents (or, if the M and B Reduction has become effective, IHG) or M and B shall nominate) who shall discuss such dispute or disagreement in good faith with a view to reaching an amicable and reasonable solution for a further period of up to 20 Business Days (or such longer period as Six Continents (or, if the M and B Reduction has become effective, IHG) and M and B may agree in writing) from the date on which such dispute or disagreement is referred to the Chief Executives; and

		(iii)	in respect of all disputes or disagreements, if the Chief Executives are unable to resolve such dispute or disagreement within the period referred to in sub-Clause 8.11.2(ii), the matter will then be referred to mediation in accordance with the model procedure of the Centre for Dispute Resolution, London (“CEDR”), such mediation to be completed within 30 days of signature of the CEDR Mediation Agreement;

		(iv)	in respect of all disputes or disagreements if the dispute or disagreement is not settled as a result of (and within the time specified under) the mediation process referred to in (iii), the parties shall submit to the exclusive jurisdiction of the English Courts.

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In witness whereof this Agreement has been duly entered into on the date stated at the beginning.

SIGNED by [NAME] on behalf of MITCHELLS & BUTLERS PLC in the presence of
SIGNED by [NAME] on behalf of SIX CONTINENTS PLC in the presence of

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Schedule 1
Retail Companies

1	Bede Retail Investments Limited

Company Number: 04125272

Registered Office: 20 North Audley Street, London, W1K 6WN

2	BHR Mexico Limited

Company Number: 03420338

Registered Office: 20 North Audley Street, London, W1K 6WN

3	NAS (Jersey) Limited

Company Number: 638

Registered Office: Huguenot House, 28 La Motte Street, St. Helier, Jersey JE2 4SY

4	Six Continents Lease Company Limited

Company Number: 03152524

Registered Office: Cape Hill Brewery, PO Box 27, Birmingham West Midlands, B16 0PQ

5	Six Continents Retail Germany GmbH

6	Standard Commercial Property Developments Limited

Company Number: 00056525

Registered Office: No.1 First Avenue, Centrum 100, Burton on Trent, Staffs DE14 2WB

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Schedule 2
Six Continents’ Completion Obligations

1	General

1.1	On Completion Six Continents shall, in accordance with Clause 4, deliver or make available to M and B:

	1.1.1	transfers of the Retail Shares (other than in respect of Bede Retail Investment Limited and Six Continents Retail Germany GmbH) duly executed by the registered holders in favour of M and B or as it may direct accompanied by the relevant share certificates (or an indemnity in a form reasonably satisfactory to M and B in the case of any certificate found to be missing);

	1.1.2	(for M and B itself and as agent for the Retail Companies) the certificates of incorporation, corporate seals (if any), cheque books, statutory and other books of each Retail Company (duly written up-to-date), the share certificates in respect of the shares held directly or indirectly by each of the Retail Companies in subsidiary undertakings and associated companies of the Retail Companies;

	1.1.3	irrevocable powers of attorney in the agreed terms executed by each of the holders of the Retail Shares in favour of M and B to enable M and B (pending registration of the relevant transfers) to exercise all voting and other rights attaching to the Retail Shares and to appoint proxies for this purpose

1.2	On Completion Six Continents shall resign as the member of Bede Retail Investments Limited and M and B shall apply to become a member of such company.

1.3	[SCR Germany – need to notarise transfer – requirements to be inserted at time of signing].

2	Board Resolutions of the Group Companies

On Completion Six Continents shall procure the passing of Board Resolutions of each of the Retail Companies inter alia:

2.1	other than in respect of Bede Retail Investments Limited approving the registration of the share transfers referred to in paragraph 1.1 of this Schedule subject only to their being duly stamped or being adjudicated exempt from stamp duty; and

2.2	in respect of Bede Retail Investments Limited, approving the application to become a member of Bede Retail Investments Limited.

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Schedule 3
Limitations on Liability under Clause 5.1.3

1	Limitation of Liability

Notwithstanding the provisions of Clause 5.1, neither party (the “Obligor”) shall be liable to the other (the “Indemnified Party”) under Clause 5.1:-

1.1	Time Limits

in respect of:

	1.1.1	any claim to the extent it relates to a Liability which is referred to in paragraph (iv) of the definition of Hotels Liability; or

	1.1.2	any claim to the extent it relates to a Shared Liability (other than a Lastbrew Liability),

unless written notice of such claim is given by the Indemnified Party to the Obligor setting out reasonable details of the claim within 7 years of the date of this Agreement;

For the avoidance of doubt, there shall not be any time limit within which a claim relating to a Lastbrew Liability must be brought.

1.2	Insurance

in respect of any claim to the extent that any Losses arising from such claim are (after taking account of Taxation on the insurance proceeds but giving credit in calculating such Taxation for any tax relief available in respect of those Losses) covered by a policy of insurance in force on or before the date of this Agreement and payment is made by the insurer;

1.3	Net Benefit

in respect of any claim for any Losses suffered by the Indemnified Party or any member of the Indemnified Party’s Group to the extent of any corresponding savings by or net benefit to the Indemnified Party or any member of the Indemnified Party’s Group arising directly therefrom;

1.4	Contingent Liabilities

if any claim shall arise by reason of liability which at the time the claim is notified to the Obligor is contingent only, unquantifiable or not yet due, except in respect of associated costs actually incurred, the Obligor shall not be liable to make any payment to the Indemnified Party in respect of the claim unless and until the liability ceases to be so contingent or becomes quantifiable or due.

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2	Prior Receipt

If, before the Obligor pays an amount in discharge of any claim under Clause 5.1, the Indemnified Party or any member of the Indemnified Party’s Group recovers or is entitled to recover (whether by payment, discount, credit, relief or otherwise) from a third party a sum which is referable to the subject matter of the claim, the Indemnifying Party shall procure to the extent of that entitlement that before steps are taken against the Obligor under this Agreement all reasonable steps are taken to enforce such recovery and any actual recovery (less any reasonable costs incurred in such recovery and less any Taxation suffered on the recovery after taking account of any tax relief available in respect of any matter giving rise to the claim) shall pro tanto reduce or satisfy, as the case may be, such claim.

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Schedule 4
Conduct of Claims in Respect of Shared Liabilities

In relation to any claim by or liability to a third party which is a Shared Liability, the following provisions shall apply:-

1	The party which has conduct of the claim in accordance with Clause 5.7.4 (the “Conducting Party”) shall only instruct legal advisers who are reasonably satisfactory to the other party (the “Other Party”).

2	The Other Party shall provide the Conducting Party with such information, documentation and assistance, including access to premises and personnel, copies of any relevant correspondence and the right to examine and copy or photograph any assets, accounts, documents, books and records, for the purpose of avoiding, disputing, denying, defending, resisting, appealing, postponing, settling, compromising or contesting any such claim, liability or adjudication as the Conducting Party or its professional advisers reasonably request provided that (i) the Conducting Party shall not be obliged to breach any confidentiality obligations to which a member of its Group is bound and (ii) the Conducting Party shall not be obliged to take any action which would prejudice any legal privilege of which it is aware and which attaches to any document.

3	The Conducting Party shall ensure that the Other Party is copied into all relevant documentation and correspondence and shall give the Other Party reasonable opportunity (so far as practicable) to review and comment upon any proposed course of action. In conducting the claim, the Conducting Party shall comply with all reasonable requests of the Other Party save to the extent such request might materially prejudice the day-to-day commercial interests of the Conducting Party .

4	No admission of liability should be made by or on behalf of the Conducting Party or any member of its Group and the claim shall not be compromised, disposed of or settled without the prior written consent of the Other Party (such consent not to be unreasonably withheld or delayed).

5	The terms of any settlement reached shall be kept confidential. If either party (or any member of its Group) is required by law or by any court of competent jurisdiction, any recognised stock exchange or any regulatory body to make an announcement relating to the settlement or the subject matter of such settlement, that party shall notify the other party and so far as reasonably practicable shall, prior to making any such announcement, consult with the other party as to the form of such announcement taking into account any reasonable concerns of that other party.

6	The Other Party and the Conducting Party shall each pay 50 per cent of the aggregate of the reasonable costs and expenses incurred by the two parties in relation to conduct of the proceedings. The Other Party and the Conducting Party shall agree in writing the aggregate of such costs and expenses as soon as is reasonably practicable following completion of the proceedings. To the extent that one party has incurred less than 50 per cent of the agreed aggregate cost and expenses, it shall pay such amount to the other party as means that both parties have incurred 50 per cent of the agreed costs and expenses promptly upon receipt of written demand for such payment.

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Schedule 5
Taxation

It is agreed as follows:

1	Interpretation

In this Schedule, the headings shall not affect its interpretation and, unless the context otherwise requires, the provisions in this paragraph apply.

1.1	Definitions

In this Schedule, words and expressions defined in Clause 1 of the Agreement shall have the same meanings when used in this Schedule and the following words and expressions shall have the following meanings:

“Circular” means the circular dated 17 February 2003 to holders of ordinary shares in Six Continents.

“Debenture Premium” means the amount in excess of £250 million paid by Six Continents to redeem the Debentures;

“Debentures” means the £250 million 10 3/8% debentures due 2016 issued by Six Continents that were redeemed on [ •] 2003; “Effective Date” means the date of Completion;

“Group Relief” means trading losses or other amounts eligible for surrender under Chapter IV Part X TA 88;

“IHG Listing Particulars” means the listing particulars related to the expected admission of the ordinary shares of IHG to the Official List of the UK Listing Authority;

“M and B Debenture Relief” means the lower of:

(P – £30m)
(i)	the Six Continents Debenture Relief X	——————
P
where P is the amount of the Debenture Premium; and

(ii)	£75m.

“M and B Group” means M and B and each company which, immediately following Completion, is a subsidiary undertaking of M and B but excludes any company which is a member of the Six Continents Group;

“M and B Group Member” means a member of the M and B Group;

“M and B Listing Particulars” means the listing particulars related to the expected admission of the ordinary shares of M and B to the Official List of the UK Authority;

“M and B Reduction” means the proposed reduction of capital of M and B in accordance with section 135 Companies Act 1985 as described in the Circular and reference to the M and B Reduction becoming effective shall mean that the M and B Reduction has been sanctioned by the Court and an office copy of the order of the Court has been registered by the Registrar of Companies in England and Wales;

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“Records” means all books, accounts and documents, whether in written or electronic form including, without limitation, all tax returns, computations, invoices, ledgers and contracts and correspondence, agreements and concessions with any Taxation Authority and all information contained therein;

“Relief” includes any relief, right to repayment of tax, loss, allowance, exemption, set-off, deduction or credit in computing or against profits or Taxation;

“Reorganisation Transfer” means each of the transfers referred to in Appendix 1;

“Rollover Relief” means rollover relief on replacement of business assets provided for by section 152 TCGA (as that section has effect in accordance with section 153 to section 156 TCGA and section 175 TCGA but excluding the operation and effect of section 154 TCGA);

“Six Continents Debenture Relief” means the amount of the Debenture Premium which is brought into account for the purposes of Chapter II of Part IV FA 96 as a debit for Six Continents in the accounting period in which the Debentures are redeemed;

Six Continents Group” means Six Continents and each company which, immediately following Completion, is a subsidiary undertaking of Six Continents;

“Six Continents Group Member” means a member of the Six Continents Group;

“Tax Liability Principle” means the principle that companies in each of the M and B Group and the Six Continents Group should, except where express provision is made to the contrary, be primarily liable for discharging their own Taxation liabilities (as set out in paragraph 2);

“TCGA” means the Taxation of Chargeable Gains Act 1992;

“VAT” means value added tax as imposed by the Value Added Tax Act 1994 or any similar tax imposed by the laws of a jurisdiction outside the United Kingdom;

“VATA” means the Value Added Tax Act 1994.

1.2	Rate of Corporation Tax

References in this Schedule to the “rate of corporation tax” in force for an accounting period of a company shall, where the rate of corporation tax has varied during that accounting period, be construed as referring to a weighted average rate which takes into account the length of the accounting period (in days) and the number of days in that accounting period for which each relevant rate of corporation tax has been in force.

1.3	References

References to this Schedule include this Schedule as from time to time amended and references to paragraphs are to paragraphs of this Schedule.

1.4	When an obligation arises under this Schedule to make a payment in respect of the use of a Relief to reduce Taxation that would otherwise have arisen, the amount of that payment shall, subject to paragraph 4.2, be the amount of Taxation which becomes payable which would not have been so payable had the Relief not been so used.

2	Tax Liability Principle

2.1	Save as expressly provided in this Agreement, and without prejudice to the rights and obligations contained in this Schedule, each member of the M and B Group and each member of the Six Continents Group shall be responsible for discharging any liability which may fall on it in respect of Taxation, and neither party to this Agreement indemnifies or otherwise agrees to make payment to, or to procure the making of payment to, the other in relation thereto.

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2.2	Nothing in this Schedule shall be construed as removing the rights of members of the M and B Group or the Six Continents Group to claim in relation to Taxation under contractual provisions entered into prior to or after the date of this Agreement.

3	Specific Indemnities

3.1	Where:

(i) any Taxation liability (other than in respect of VAT) is by law the primary liability of a Six Continents Group Member or any company which, immediately following completion of the proposed Demerger is either in a group with Six Continents for any Taxation purposes or is controlled by Six Continents or IHG for any Taxation purposes and, in each case, is not a M and B Group Member (together a “ Six Continents Tax Group Member”); and

(ii) the relevant Taxation Authority recovers that liability from M and B or any M and B Tax Group Member (being similarly defined) under any statutory provision conferring a right of secondary recovery resulting from circumstances in which a Six Continents Tax Group Member has not discharged its primary liability to pay Tax,

Six Continents covenants to pay or, to procure that the relevant Six Continents Tax Group Member which is primarily responsible for the Tax will pay to M and B or the M and B Tax Group Member from which the Taxation Authority has sought recovery, an amount equal to any such secondary liability recovered from M and B or the M and B Tax Group Member save to the extent that payment has already been made pursuant to any statutory right of recovery from the relevant Six Continents Tax Group Member.

3.2	Where:
(i) any Taxation liability is a liability to account for VAT (and any related penalties or interest) in respect of actual or deemed supplies, self-supplies, importations or acquisitions made by any member of the Six Continents Group (including without limitation any such VAT arising in the VAT return period in which Completion takes place); and

(ii) such liability falls on a member of the M and B Group as a result of its being or having been or becoming for the whole or part of the VAT return period in question a member of, or the representative member of, the same VAT group as the Six Continents Group Member which made, or is deemed to have made, the supply, self-supply, import or acquisition in question,

Six Continents agrees to pay or, as the case may be, to procure that the relevant Six Continents Group Member which made or is deemed to have made the actual or deemed supplies, self-supplies, importations or acquisitions will pay, an amount equal to the VAT (plus any interest or penalties thereon except to the extent due to the default or unreasonable delay of an M and B Group Member) paid by (or recovered from) M and B or the M and B Group Member to M and B or the M and B Group Member which paid the VAT (or from which the VAT has been recovered).

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3.3	Six Continents agrees to pay to M and B an amount equal to 50 per cent. of any liability to Taxation of M and B or any M and B Group Member arising as a result of the transfer of any asset or interest in any asset executed or otherwise effected after the Effective Date pursuant to Clause [5.5 or 5.6] (Further Assurance).

3.4	Six Continents agrees to pay to M and B an amount equal to any liability in respect of German real estate transfer tax (other than in relation to Six Continents Retail Germany GmbH) or Australian stamp duty or other similar transfer tax or duty levied in any jurisdiction other than the United Kingdom (in aggregate) plus any interest or penalties thereon (except to the extent that such interest or penalties arise solely as a result of the unreasonable delay or default of a M and B Group Member) arising to the M and B Group Members (in aggregate) as a result of the Scheme of Arrangement or, if it takes place, the proposed Demerger.

4	Exclusions and Due Date for Payment

4.1	The due date for any payment to be made pursuant to paragraph 3 or paragraph 5 shall be the later of:

	4.1.1	10 Business Days after the date of service by M and B of a notice demanding payment hereunder;

	4.1.2	in the case of a liability to a Taxation Authority either (a) 5 Business Days before the last date on which payment of the Taxation giving rise to the right to payment can be made to the relevant Taxation Authority in order to avoid a liability to interest or penalties accruing or (b) in the case of the use of a Relief, (i) the earliest date on which Taxation becomes payable which would not have been payable had the Relief not been used or, (ii) if earlier, the date falling 7 years from the date of this Agreement; or

	4.1.3	in the case of a liability in respect of a payment other than to a Taxation Authority, 5 Business Days before the latest date on which the payment giving rise to the liability is required to be made.

4.2	Subject to paragraph 4.3, where the liability under paragraph 3 or paragraph 5 relates to the use of a Relief the amount of the liability to Taxation shall in a case when paragraph 4.1.2(b)(ii) applies be the rate of corporation tax (or in the case of any Tax other than corporation tax, the appropriate rate applying similar principles as apply to the determination of the “rate of corporation tax”) in force in the accounting period in which the due date for payment falls multiplied by the amount of the Relief used.

4.3	To the extent [in circumstances where paragraph 4.1.2(b)(ii) applies] that there is a change in law between the date on which a Relief is used and the due date for payment as provided for in paragraph 4.1.2(b)(ii) such that the Relief (if it had not already been used) could no longer be utilised to reduce a liability to Taxation, the amount of the liability to Taxation resulting from the use of the Relief shall be treated, for the purposes of this Schedule, as zero and the claim relating to the prior use of the Relief shall lapse.

4.4	If any claim by a Taxation Authority in respect of which a payment has been made under paragraph 3 or paragraph 5 of this Schedule is subsequently finally determined by the relevant Taxation Authority or by another relevant person in the case of a claim relating to a liability to a person other than a Taxation Authority to be less than the amount by reference to which that payment was calculated, an appropriate amount shall be repaid within 5 Business Days of such determination.

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4.5	Any amount payable pursuant to paragraph 3 or paragraph 5 shall bear interest on such sum from the due date for payment until the date of actual payment at the rate specified in Clause [8.4] (Interest). Any amount due to be repaid pursuant to paragraph 4.4 shall bear interest on such sum from the date on which the determination referred to in paragraph 4.4 was made until the date of repayment at the rate specified in Clause [8.4]. All such interest shall accrue from day to day.

4.6	Six Continents shall not be liable to M and B under paragraph 3.1, 3.2 or 3.3 above for claims arising from any single circumstance if the amount of the liability which it would otherwise have does not exceed £500,000. Claims relating to a series or number of connected matters shall be aggregated for this purpose.

5	Shared Tax Liabilities and Hotels Tax Liabilities

5.1	Shared Tax Liabilities

Six Continents, as seller of the Retail Shares, shall indemnify and agrees to keep indemnified M and B, as purchaser of the Retail Shares, against any Liability of M and B or any member of the M and B Group which is a Shared Tax Liability to the extent of 50 per cent. of such Liability.

5.2	Hotels Tax Liabilities

Six Continents, as seller of the Retail Shares, shall indemnify and agrees to keep indemnified M and B, as purchaser of the Retail Shares, against any Liability of M and B or any member of the M and B Group which is a Hotels Tax Liability.

6	Limitation on Liability

6.1	Limitation of Liability under Paragraphs 3 or 5

Notwithstanding the provisions of paragraph 3 or paragraph 5, Six Continents shall not be liable to M and B under paragraph 3 or paragraph 5:

	6.1.1	Time Limits

in respect of:

(i) any claim under paragraph 3;

(ii) any claim to the extent it relates to a Hotels Tax Liability which is referred to in paragraph (iv) of the definition of Hotels Liability; or

(iii) any claim to the extent it relates to a Shared Tax Liability (other than a Lastbrew Liability)

unless written notice of such liability is given by M and B to Six Continents setting out reasonable details of the claim within 7 years of the date of this Agreement.

	6.1.2	Insurance

in respect of any claim to the extent that any Losses arising from such claim are (after taking account of Taxation on the insurance proceeds but giving credit in calculating such Taxation for any Relief available in respect of those Losses) covered by a policy of insurance in force on [or before] the date of this Agreement and payment is made by the insurer;

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	6.1.3	Net Benefit

in respect of any claim for any Losses suffered by M and B or any member of the M and B Group to the extent of any corresponding savings by or net benefit to M and B or any member of the M and B Group arising directly therefrom.

6.2		Contingent Liabilities
If any claim shall arise by reason of a Liability which, at the time that the claim is notified to Six Continents, is contingent only, unquantifiable or not yet due, then except in respect of associated costs actually incurred, Six Continents shall not be liable to make any payment in respect of the claim unless and until the contingent liability has ceased to be so contingent or becomes quantifiable or due. This is without prejudice to paragraph 4.1.2(b)(ii).

6.3		Prior Receipt
If, before Six Continents pays an amount in discharge of any claim under this Schedule, M and B or any member of the M and B Group recovers or is entitled to recover (whether by payment, discount, credit, relief or otherwise) from a third party a sum which is referable to the subject matter of the claim, M and B shall procure that, to the extent of that sum, before steps are taken against Six Continents under this Schedule all reasonable steps are taken to enforce such recovery, and any actual recovery (less any reasonable costs incurred in such recovery and less any Taxation suffered on the recovery after taking account of any tax relief available in respect of any matter giving rise to the claim) (the “ Net Recovered Amount”) shall reduce or satisfy, as the case may be, such claim to the extent of the Net Recovered Amount.

7		Value Added Tax

To the extent not already dealt with in paragraph 3.2, Six Continents and M and B shall do, and shall procure that the members of their respective Groups shall do, all such things and participate in such arrangements with and otherwise co-operate with the other to the extent necessary to secure that:

	(i)	all obligations of their respective Groups under the Value Added Tax Act 1994 are complied with; and

	(ii)	as between each Group, output tax on supplies made, and acquisitions and importations by any members of one Group and input tax on supplies to or acquisitions or importation by, or bad debt relief due to, any members of such Group are ultimately borne by or, as the case may be, credited to or received by that Group (if this is not already the case) and in such amounts as reflect (so far as possible) the respective VAT attributable to the supplies, acquisitions and importations by and to that Group (Any payment required as a result to be made as soon as practicable); and

	(iii)	to the extent that members of the Six Continents Group are members of any VAT group (for the purposes of section 43 VATA) which it is intended, following completion of the proposed Demerger, will contain members of the M and B Group (the “M and B VAT Group”) or, as the case may be, members of the M and B

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Group are members of any VAT group which it is intended, following completion of the proposed Demerger, will contain members of the Six Continents Group (the “Six Continents VAT Group”), such members will be excluded from the M and B VAT Group or Six Continents VAT Group, as the case may be, from completion of the proposed Demerger.

8	Stamp Duty

8.1	M and B and Six Continents hereby agree that if any stamp duty and any interest or penalties in respect thereof is payable as a result of any Reorganisation Transfer it shall be paid equally by M and B and Six Continents. Notwithstanding this, neither party shall be required to pay any amount relating to interest or penalties to the extent that the interest or penalties arise(s) solely because of the unreasonable delay of the other party.

8.2	M and B and Six Continents hereby agree that, if any stamp duty and any interest or penalties in respect thereof is payable as a result of any transfer executed or otherwise effected after the date of this Agreement pursuant to Clause [5.5 or 5.6] (Further Assurance), it shall be paid equally by M and B and Six Continents and shall be paid within any applicable time limits. Neither party shall, however, be required to pay any amount relating to interest or penalties to the extent that the interest or penalties arise solely because of the unreasonable delay of the other party.

8.3	M and B and Six Continents hereby agree that, if any stamp duty and interest or penalties in respect thereof is payable as a result of the Scheme of Arrangement, it shall be paid equally by M and B and Six Continents and shall be paid within any applicable time limits. Neither party shall, however, be required to pay any amount relating to interest or penalties to the extent that the interest or penalties arise solely because of the unreasonable delay of the other party.

8.4	Six Continents agrees that it will submit a letter to the Inland Revenue within 30 days of any Reorganisation Transfer effected prior to the Scheme of Arrangement requesting exemption from stamp duty for the relevant Reorganisation Transfer pursuant to section 42 Finance Act 1930 or section 151 Finance Act 1995, as appropriate, and will use reasonable endeavours to ensure that such exemption is granted.

8.5	M and B agrees that it will submit a letter produced by Six Continents to the Inland Revenue within 30 days of any Reorganisation Transfer effected after the Scheme of Arrangement requesting exemption from stamp duty for the relevant Reorganisation Transfer pursuant to section 42 Finance Act 1930 or section 151 Finance Act 1995, as appropriate, and will use reasonable endeavours to ensure that such exemption is granted.

8.6	In the event that either of M and B or Six Continents (the “Paying Party”) pays all of the stamp duty resulting from a transaction referred to in paragraph 8.1, 8.2 or 8.3, the other party (the “Other Party”) agrees to pay an amount to the Paying Party equal to 50 per cent. of such stamp duty together with (a) 50 per cent of any interest and penalties save to the extent attributable to the unreasonable delay of the Paying Party; [or (b) to the extent attributable to the unreasonable delay of the Other Party, 100 per cent of such interest and penalties,] within 5 Business Days of written demand from the Paying Party.

9	Conduct of Claims

This paragraph overrides the provisions of paragraph 14.

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9.1	In this paragraph 9:

	(i)	the “Notifying Party” means a party to this Agreement which becomes aware of a matter that may give rise to a claim under this Schedule including any intention that it, or a member of its Group, might have to make a disclosure to a Taxation Authority that might give rise to such a claim; and

	(ii)	the “Liable Party” means M and B or any member of its Group which may become liable to make a payment relating, directly or indirectly, to Taxation in respect of which a payment may become due from Six Continents (or be paid by a member of its Group) under this Agreement.

9.2	If the Notifying Party becomes aware of any matter that may give rise to a claim under this Schedule, written notice of that fact (together with all material details of the matter in question as are reasonably available) shall be given by the Notifying Party to the other party (the “Recipient”). Such notice shall be given:

	(i)	as soon as is reasonably practicable;

	(ii)	where the Recipient is Six Continents, in any event within such period as will afford Six Continents reasonable opportunity of requiring the Liable Party to lodge a timely return, appeal or response; and

	(iii)	in respect of a liability to a Taxation Authority asserted against a member of the M and B Group, at least 20 Business Days before any time limit for the Liable Party to make any response to a Taxation Authority.

Any failure to give such notice shall not affect the rights of the Notifying Party except to the extent that the rights or interests of the Recipient are prejudiced by such failure.

9.3	Other than in respect of a Shared Tax Liability or a liability under paragraph 3.3 or 8.1, 8.2 or 8.3 (which shall, in each case, be dealt with in accordance with the provisions of paragraph 9.5):

	9.3.1	without prejudice to the validity of the claim or alleged claim in question, M and B shall allow, and shall procure that any member of its Group allows, Six Continents and its accountants and professional advisers to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim;

	9.3.2	for such purpose M and B shall, and shall procure that all members of its Group shall, at the expense of Six Continents, take all such action and give all such information, documentation and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents, books and records, as Six Continents or its accountants or professional advisers may reasonably request for the purposes of investigating the matter or circumstance alleged to give rise to such claim; and

9.4	If the claim in question is a result of or in connection with a claim by or liability to a third party (other than a Shared Tax Liability or a liability under paragraph 3.3 or 8.1, 8.2 or 8.3) then:

	9.4.1	no admission of liability shall be made by or on behalf of M and B or any member of its Group and the claim shall not be compromised, disposed of or settled without the prior written consent of Six Continents (such consent not to be unreasonably withheld or delayed);

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9.4.2	Six Continents shall be entitled at its own expense in its absolute discretion to take such reasonable and proper action as it shall deem necessary to avoid, dispute, deny, defend, resist, appeal, postpone, settle, compromise or contest such claim or liability or any adjudication in respect thereof (including, without limitation, making counterclaims or other claims against third parties) in the name of and on behalf of M and B or any member of its Group concerned and to have the conduct of any related proceedings, negotiations or appeals in relation to such claim, liability or adjudication; and

9.4.3	M and B shall, and will procure that any relevant member of its Group shall, take all such action and give all such information, documentation and assistance, including access to premises and personnel, copies of any relevant correspondence and the right to examine and copy or photograph any assets, accounts, documents, books and records for the purpose of avoiding, disputing, denying, defending, resisting, appealing, postponing, settling, compromising or contesting any such claim, liability or adjudication as Six Continents or its professional advisers reasonably request provided that Six Continents shall indemnify M and B against all costs and expenses that it or any member of its Group may reasonably and properly incur as a result of Six Continents taking the actions described in paragraph 9.4.2 and this paragraph 9.4.3 and, if so required M and B shall provide a reasonable estimate of the costs and expenses that M and B may incur as a result of taking such action as is then requested by Six Continents. Six Continents agrees to keep M and B fully informed as to the progress of any such claim and the defence thereof and to provide M and B with copies of all correspondence relating to the claim within 3 Business Days of receiving or sending such correspondence and to otherwise keep M and B informed of the progress of the claim including (i) providing M and B with draft copies of any correspondence that Six Continents intends to send before sending such correspondence, (ii) taking into account any reasonable comments that M and B might have in respect of such correspondence and (iii) informing M and B about its proposed conduct of the claim and taking into account any reasonable comments that M and B might have about such conduct;

9.4.4	M and B shall respond to any request for assistance, information, documentation or access to premises or personnel from the other party with sufficient promptness to allow, or to procure that a member of its Group allows, Six Continents to respond to a Taxation Authority or other person in relation to which the liability arises or may arise within any prescribed time limit and, in any event, within a reasonable time;

9.4.5	to the extent that M and B or a member of its Group is required or has the right to correspond with a Taxation Authority in respect of the matter, Six Continents shall draft any correspondence or response to be sent to the Taxation Authority and M and B shall, or shall procure that the relevant member of its Group shall, send, or procure the sending of, such correspondence or response, havi ng taken into account the reasonable comments of M and B, to the Taxation Authority promptly and, in any event, within any applicable time limit (unless Six Continents has not supplied M and B with such draft correspondence or response at least 20 Business Days before such time limit in which case M and B can correspond as it sees fit);

9.4.6	[Intentionally left blank]; and

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	9.4.7	notwithstanding the above, (i) M and B shall not be obliged to, or to procure that any member of its Group will, breach any confidentiality obligations to which a member of its Group is bound and (ii) M and B shall not be obliged to, or to procure that any member of its Group will, take any action which would prejudice any legal privilege of which it is aware and which attaches to any documents.

For the avoidance of doubt the provisions of 9.4.7(ii) and 9.5.3(ii) will permit M and B (or the relevant company) to show to Six Continents or its advisers or accountants a document to which legal privilege attaches, if it is so shown on such conditions as to confidentiality or otherwise which ensure that privilege is retained in that document.

9.5	Conduct of Claims in Respect of Shared Tax Liabilities and Liability under Paragraph 3.3 and 8.1, 8.2 or 8.3

In relation to any claim by or liability to a third party which is a Shared Tax Liability or to any claim arising under paragraph 3.3 and 8.1, 8.2 or 8.3, the following provisions shall apply:

	9.5.1	Six Continents and M and B agree that proceedings in respect of any Shared Tax Liability or of any claim arising under paragraph 3.3 or 8.6 shall be conducted by such entity against whom or in whose name such Liability arises unless the parties agree in writing that a member of the other party’s Group would be in a better position to deal with such proceedings.

	9.5.2	The party which has conduct of the claim in accordance with paragraph 9.5.1 (the “Conducting Party”) shall have the option to instruct legal advisers reasonably satisfactory to the other party (the “Other Party”).

	9.5.3	The Other Party shall provide the Conducting Party with such information, documentation and assistance, including access to premises and personnel, copies of any relevant correspondence and the right to examine and copy or photograph any assets, accounts, documents, books and records, for the purpose of avoiding, disputing, denying, defending, resisting, appealing, postponing, settling, compromising or contesting any such claim, liability or adjudication as the Conducting Party or its professional advisers reasonably request provided that:

(i) the Other Party shall not be obliged to or to procure that any member of its Group will, breach any confidentiality obligations to which a member of its Group is a party; and

(ii) the Other Party shall not be obliged to take any action which would prejudice any legal privilege of which it is aware and which attaches to any document. For the avoidance of doubt this will permit M and B (or the relevant company) to show to Six Continents or its advisers or accountants a document to which legal privilege attaches, if it is so shown on such conditions as to confidentiality or otherwise which ensure that privilege is retained in that document.

The Other Party shall respond to any request for information, documentation or assistance with sufficient promptness to allow the Conducting Party to respond to a Taxation Authority or any other relevant person within any prescribed time limit and, in any event, within a reasonable time.

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	9.5.4	The Conducting Party shall ensure that the Other Party is copied into all relevant documentation and correspondence and shall give the Other Party reasonable opportunity (so far as practicable) to review and comment upon any proposed course of action. In conducting the claim, the Conducting Party shall comply with all reasonable requests of the Other Party. The Conducting Party shall provide copies of the draft documentation or correspondence at least 20 Business Days before any applicable time limit to submit such documentation or correspondence to a Taxation Authority or any other relevant person, and the Other Party shall provide any comments at least 10 Business Days before such time limit and, in any event, within a reasonable time of receiving the drafts from the Conducting Party.

	9.5.5	No admission of liability should be made by or on behalf of the Conducting Party or any member of its Group and the claim shall not be compromised, disposed of or settled without the prior written consent of the Other Party (such consent not to be unreasonably withheld or delayed).

	9.5.6	The Other Party and the Conducting Party shall each pay 50 per cent. of the aggregate of the reasonable costs and expenses incurred by the two parties in relation to conduct of the proceedings. The Other Party and the Conducting Party shall agree in writing the aggregate of such costs and expenses as soon as is reasonably practicable following completion of the proceedings. To the extent that one party has incurred less than 50 per cent of the agreed aggregate costs and expenses, it shall pay such amount to the other party as means that both parties have incurred 50 per cent of the agreed costs and expenses promptly upon receipt of written demand for such payment.

9.6	The date for payment of any obligation to indemnify for costs and expenses in this paragraph 9 shall be 10 Business Days after a proper written demand is made for payment specifying the costs and expenses incurred.

9.7	Notwithstanding anything in paragraph 9 above, if the party whose liability gives rise to the claim under this Schedule wishes to take any action in relation to a claim which would increase the liability of Six Continents under this Schedule, Six Continents and M and B will discuss in good faith the terms on which the Liable Party could take over conduct of the proceedings, including, without limitation, the basis on which the Liable Party would provide information to Six Continents and the maximum amount for which Six Continents might be liable in respect of the claim under the terms of this Schedule, with a view to enabling the Liable Party to conduct the claim as it wishes and with a view to Six Continents being liable only to the extent it would have been liable had the Liable Party not so conducted the claim.

10	Recovery

10.1	If:

	(i)	Six Continents pays an amount in discharge of any claim under this Agreement; and

	(ii)	M and B or any member of tsi Group has previously recovered or subsequently recovers (whether by payment, discount, credit, relief, set-off or otherwise) from a third party, (including a Taxation Authority or insurer) a sum which is referable to the subject matter of the claim within 7 years of the making of the payment in discharge of the claim, then, to the extent that such recovery has not already been taken into account under paragraph 6.1.2 or 6.1.3 above, M and B shall forthwith pay, or shall procure that the relevant member of its Group forthwith pays, to Six Continents an amount equal to the lower of:

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(i) the sum recovered from the third party including any interest or repayment supplement received as part of such payment less any reasonable and proper costs and expenses of recovery and any Taxation suffered in respect of such recovery or where the relevant payment was in respect of a Shared Tax Liability or arose under paragraph 3.3 or 8.1, 8.2 or 8.3, half of that net amount; and

(ii) the amount previously paid by Six Continents to M and B.

10.2	Where M and B has or may have a claim against a third party in relation to any matter which may give rise to, or has given rise to, a claim under this Schedule, M and B shall use all reasonable endeavours, and shall procure that all reasonable endeavours are used, to recover any amounts due from such third party within any applicable time limit referred to in paragraph 10.1.

10.3	In the case of M and B or a M and B Group Member being subject to a secondary liability to Taxation where:

(a) the person who is primarily liable for such Taxation is not a Six Continents Group Member or a M and B Group Member; and

(b) Six Continents, or a member of its Group, is entitled to recover an amount from a third party (not being a member of either the M and B Group or the Six Continents Group) relating to such liability to Taxation,

Six Continents shall, and shall procure that the members of its Group shall, use all reasonable endeavours, at M and B’s expense, to recover the amount from the third party and shall pay any amount recovered, up to the amount of the secondary liability of the M and B Group Member to M and B, save to the extent that payment has already been made pursuant to any statutory right of recovery of the M and B Group Member.

10.4	Mitigation of Loss

Each party shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability (or an increase in any such liability) in respect of any claim under this Schedule. This shall include, without limitation, the use of any Relief that is available to mitigate a liability if its use would not materially prejudice the party or the member of its Group using it and doing everything reasonably possible to use such Relief in such circumstances.

11	Gross Up etc.

11.1	An agreement to indemnify or otherwise make payment in accordance with this Agreement in respect of a Liability will not (unless specifically provided by paragraph 11.2 below) require the payer to indemnify or otherwise make payment to the recipient for or in respect of any Tax suffered by the recipient on the payment.

11.2	If, however, by reason of a failure of one party or any member of its Group to discharge a Liability, a payment becomes due under this Agreement from that party to the other, then that payment will be grossed up so that the other party retains after Taxation on the receipt an amount equal to the payment it would have received had the receipt not been liable to Taxation in its hands.

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11.3	Where an amount becomes payable pursuant to paragraph 3.2 it shall be treated as having become due by reason of such a failure as referred to in paragraph 11.2.

11.4	In calculating the Liability of a party under this Agreement, there shall be taken into account the amount (if any) by which any Taxation for which the other party or any member of its Group would otherwise have been accountable or liable to be assessed is actually reduced or extinguished as a result of the matter giving rise to such Liability.

12	Blank Clause

13	Group Relief

13.1	For all accounting periods ended on or before the Effective Date and for the accounting period current at the Effective Date, Six Continents shall be exclusively responsible for the preparation of any Elections relating to the surrender of Group Relief from any member of the Six Continents Group to any member of the M and B Group. M and B shall procure that the M and B Group Members shall do everything necessary to ensure that the Elections are completed, signed and submitted to the Inland Revenue as soon as reasonably practicable.

Six Continents shall send drafts of those Elections referred to above for which it is responsible to M and B in advance of submitting them to a Taxation Authority, and in any event at least 20 Business Days before the date on which the Election must be submitted to the Inland Revenue.

Six Continents shall take account of M and B’s reasonable comments (provided that M and B makes such comments within a reasonable time and, in any event, at least 10 Business Days before the date on which the Election must be submitted to the Inland Revenue).

13.2	In respect of all accounting periods ended on or before 30 September 2002 (the “Past Periods”), M and B shall procure that the M and B Group Members shall do everything necessary to ensure that the Elections required to effect the surrenders of the Group Relief set out in Appendix 2 are completed, signed, and submitted to the Inland Revenue on or as soon as practicably possible after Completion if not already so submitted.

13.3	To the extent that M and B Group Members are in a position to accept the surrender of Group Relief from Six Continents Group Members for Past Periods in excess of that referred to in paragraph 13.2 and that Six Continents wishes to make such surrenders, M and B shall, or shall procure that a M and B Group Member shall, accept (and take all necessary action to secure) the surrender of such Group Relief from Six Continents. Payment for such Group Relief shall be made by M and B within 5 Business Days of the date on which the relevant M and B Group Member receives repayment from the Inland Revenue as a result of the surrender of such Group Relief, and shall be in an amount equal to the repayment of Taxation from the Inland Revenue plus any repayment supplement [or 5 Business Days of the date the surrender is made if any additional Taxation would otherwise have been payable had the Relief not been surrendered.]

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13.4	In respect of accounting periods other than the Past Periods, M and B shall procure that:

	13.4.1	the M and B Group Members shall accept any Group Relief that Six Continents or a Six Continents Group Member wishes to surrender to them to the extent that they have the capacity to do so;

	13.4.2	the M and B Group Members shall disclaim any capital allowances to which they would otherwise be entitled to the extent necessary to ensure that they do have such capacity; and

	13.4.3	where any Elections to be prepared by Six Continents in respect of Group Relief surrenders referred to in paragraph 13.4.1 require the consent or agreement of any M and B Group Member, such consent shall be given within 10 Business Days of receipt of such Elections from Six Continents in the required form and shall be submitted within the appropriate time limit and shall not be withdrawn, revoked or modified without the consent of Six Continents.

13.5
	13.5.1	M and B shall procure that any M and B Group Member which accepts surrender of Group Relief from Six Continents or another Six Continents Group Member shall pay to Six Continents or the relevant Six Continents Group Member, to the extent that payment for the surrender has not already been made, the amounts set out below:

	(i)	in respect of surrenders relating to Past Periods made under paragraph 13.2, payment shall be made within 5 Business Days of Completion and be of an amount equal to the Group Relief surrendered multiplied by the rate of corporation tax in force for the accounting period for which that Group Relief was claimed;

	(ii)	in respect of surrenders relating to periods other than Past Periods:

(a) by 30 June 2003 (i) Six Continents shall prepare an estimate of the losses of the Six Continents Group Members available for surrender as Group Relief and (ii) M and B shall prepare an estimate of the profits of the M and B Group Members against which such losses would be surrendered as Group Relief;

(b) an estimate of the Group Relief to be surrendered by Six Continents Group Members to M and B Group Members shall be made by applying the estimates from (a) From that estimate there shall be deducted £92m. The result shall be multiplied by the rate of corporation tax in force for that accounting period to give the ‘resulting amount’. M and B shall pay, or procure that M and B Group Members pay amounts totalling to the resulting amount to Six Continents or the relevant Six Continents Group Members (as Six Continents shall direct). Such payment shall be made on 31 August 2003.

(c) the estimate in (b) shall be refined on or before 30 April 2004. From the revised estimate there shall be deducted £75m. The result shall be multiplied by the rate of corporation tax in force for that accounting period to give the “revised resulting amount”.

To the extent that the revised resulting amount exceeds the resulting sum M and B shall pay or procure that M and B Group Members pay amounts totalling that excess to Six Continents or to such Six Continents Group Members as Six Continents shall direct. Such payment shall be made on 31 May 2004.

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To the extent the resulting sum exceeds the revised resulting amount Six Continents shall pay or shall procure that Six Continents Group Members pay to such M and B Group Members as M and B shall direct amounts totallying such excess. Such payment shall be made on 31 May 2004.

(d) the final amount of Group Relief actually surrendered shall be fixed when it is agreed with the Inland Revenue.

(e) On the day (the “Final Day”) which is later of:-

(i) the day when the final amount of Group Relief is fixed; and

(ii) the day when the Six Continents Debenture Relief is agreed with the Inland Revenue,

the final Group Relief Amount shall be determined. This is equal to the final amount of Group Relief as fixed less the amount of the M and B Debenture Relief determined by reference to the agreed amount of the Six Continents Debenture Relief.

The final Group Relief Amount shall be multiplied by the rate of corporation tax in force for that accounting period. That is the final group relief payment.

To the extent the final group relief payment exceeds the revised resulting amount M and B shall pay or procure the payment by M and B Group Members of amounts totalling that excess to such Six Continents Group Members as Six Continents shall direct.

To the extent that the revised resulting amount exceeds the final group relief payment Six Continents shall procure that Six Continents Group Members pay sums totalling the excess to such M and B Group Members as M and B shall direct.

Such payments will be made 10 Business Days after the Final Day.

13.5.2	Six Continents shall procure that Group Relief is surrendered to M and B Group Members of a total amount at least equal to the M and B Debenture Relief.

13.5.3	Six Continents and M and B shall procure that the payments by the relevant companies pursuant to paragraph 13.5.1 above are made by the companies accepting or surrendering Group Relief as the case may be, so as to be payments within, or on account of, payments within, section 402(6) TA 88.

13.5.4	[Six Continents shall use reasonable endeavours to ensure that the Group Relief actually surrendered to M and B Group Companies is in total approximately equal to the refined estimate described in (c) above OR Payment under paragraph 13.5.1(c) above shall be made with interest at the rate per annum of the base rate of National Westminster Bank PLC from the day after 31 August 2003 to 31 May 2004. Payments under paragraph 13.5.1(d) above shall be made with interest at the rate per annum of the base rate of National Westminster Bank PLC from the day after 31 May 2004 until the Final Day. Such interest shall be paid as the Six Continents as M and B shall direct according to whether the payment is to Six Continents Group Members or M and B Group Members respectively]

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	13.5.5	[Six Continents shall keep M and B finally informed and shall seek M and B’s comments in relation to any correspondence with the Revenue which relates to the determination of the Six Continents Debenture Relief.]

13.6	If the amount of Group Relief available for surrender by Six Continents or another Six Continents Group Member to a M and B Group Member is finally determined to be either more or less than the amount stated in the relevant Election made pursuant to paragraph 13.4, then any Election relating to such Group Relief shall be amended, signed and submitted to the Inland Revenue to reflect the maximum amount of Group Relief that could be surrendered or to change the M and B Group Member accepting the surrender and:

	13.6.1	to the extent that any M and B Group Member has paid for any Group Relief that it cannot utilise, Six Continents shall or shall procure that the relevant Six Continents Group Member shall make repayment accordingly plus an amount equal to interest at the rate per annum of the base rate of National Westminster Bank PLC from time to time from the date that Six Continents or the Six Continents Group Member received payment for the Group Relief until, but not including, the date of payment under this paragraph 13.6.1; and

	13.6.2	to the extent that an additional amount of Group Relief is surrendered to any M and B Group Member for which payment has not already been made under paragraph 13.5, that M and B Group Member shall make payment to Six Continents or the relevant Six Continents Group Member within 10 Business Days of being notified of the difference of an amount determined on the same basis as that applicable under 13.5 above together with any repayment supplement received or receivable in respect of the reduction in Taxation caused by the surrender.

13.7	Six Continents agrees that it shall, or shall procure that the relevant Six Continents Group Member shall:

	13.7.1	surrender to the relevant M and B Group Member any amounts of Group Relief that are referred to in paragraph 13.2, 13.3 or 13.4; and

	13.7.2	to the extent that any amount of Group Relief referred to in paragraph 13.6.1 or that is surrendered in accordance with paragraph 13.2, 13.3 or 13.4 or otherwise is determined, at any time and for whatever reason, not to be available for surrender or incapable of being claimed (the “ Disallowed Relief”) repay to the M and B Group Member that made payment for the Disallowed Relief (to the extent not already repaid), as an adjustment to the amount received as payment for the intended surrender of the Disallowed Relief, an amount equal to the amount paid for the Disallowed Relief plus interest at a rate of per annum of the rate that the Inland Revenue charges for overdue tax from the date that Six Continents or the relevant Six Continents Group Member received payment for the Disallowed Relief until, but excluding, the date of repayment by Six Continents or the relevant Six Continents Group Member under this paragraph 13.7.2.

13.8	[Intentionally blank]

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13.9	M and B agrees that it will ensure that no M and B Group Member will carry back any losses generated after Completion to the extent that to do so might prevent Six Continents or a Six Continents Group Member from surrendering any Group Relief to a M and B Group member pursuant to paragraph 13.2, 13.3 and 13.4.

13.10	[Intentionally left blank]

13.11	Six Continents shall procure that in relation to any Group Relief surrender to which paragraph 13.5(ii) applies it will surrender non-trading deficits arising from the Debenture Premium up to the amount of the M and B Debenture Relief before other Reliefs (whether the Reliefs are its own or those of another Six Continents Group Member) and will surrender such deficit to M and B Group members before surrendering to any other company.

13.12	[Intentionally left blank]

13.13	[Intentionally left blank]

13.14	For the avoidance of doubt, to the extent that Appendix 2 shows that the M and B Group Members have made excessive payments for past surrenders of Group Relief in respect of the Past Periods, Six Continents shall make a payment to M and B, for and on behalf of the relevant M and B Group Members, within 5 Business Days of Completion in an amount equal to such excess to the extent that such excess has not been taken into account in the inter-company balances between the Six Continents Group Members and the M and B Group Members at Completion.

14	Computations and Returns

14.1	This paragraph is subject to the provisions of paragraph 9.

14.2	For each member of the Six Continents Group, for all periods whether before or after the Effective Date, Six Continents shall prepare, or shall procure the preparation of, all computations and returns relating to Taxation, and shall submit such computations and returns to the relevant Taxation Authority and, shall deal with all negotiations, correspondence and agreements with respect thereto, including finalising the relevant Taxation liabilities.

14.3	M and B shall provide Six Continents with, or shall procure that Six Continents shall be provided with, such assistance and information, including access to the personnel and the Records of the M and B Group and provision of copies of any such Records (such information and assistance to be provided free of charge), as Six Continents may reasonably require to enable it properly to comply with its obligations under paragraph 14.2 above. [Time limit to be discussed further].

14.4	Six Continents shall procure that all Records to which it has access hereunder are treated as confidential and that they shall not (otherwise than as required by law) be disclosed to any third party without the prior consent of M and B, such consent not to be unreasonably withheld or delayed, and that they shall be used solely for the purposes of dealing with the relevant returns.

14.5	M and B agrees that it will:

14.5.1	provide copies of any accounts and tax returns and any correspondence relating thereto in respect of the M and B accounting period current at the Effective Date to the extent that such accounts, returns or correspondence relate in any way to the Scheme of Arrangement, and, if it takes place, the M and B Reduction or the Demerger (together the “Current Period Returns”) to Six Continents for review and comment prior to finalisation of such accounts or submission of such returns or correspondence to a Taxation Authority; and

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14.5.2	take into account any reasonable comments that Six Continents might have in respect of those accounts, tax returns or correspondence to ensure that the information contained therein is correct in all material respects and correctly reflects the factual circumstances of the Scheme of Arrangement, and, if it takes place, the M and B Reduction and the Demerger and any related transactions.

14.6	Once the comments referred to in paragraph 14.5.2 have been incorporated into the Current Period Returns, Six Continents will confirm to M and B in writing whether, to the best of its knowledge and belief, the Current Period Returns accurately reflect the Reorganisation Transfers, the Transactions, and if it occurs the Demerger and that nothing stated in those Returns is inconsistent with the information that Six Continents has supplied or intends to supply to the Inland Revenue in respect of the accounts and tax returns for members of the Six Continents Group for the accounting period current at the Effective Date.

14.7	M and B shall provide Six Continents with, or shall procure that Six Continents shall be provided with, such assistance and information, including access to the personnel and the Records of the M and B Group and provision of copies of any such Records (such information and assistance to be provided free of charge), as Six Continents may reasonably require to enable it properly to prepare accounts and Taxation returns for the period current at the Effective Date and reasonably to satisfy itself that the Current Period Returns do correctly reflect the circumstances referred to in paragraph 14.5.2.

14.8	Subject to the provisions of paragraphs 14.1 to 14.5, M and B shall be responsible for the preparation and submission of all computations and returns relating to the Taxation of M and B Group Members and shall deal with all negotiations, correspondence and agreements with respect thereto, including finalising the relevant Taxation liabilities including for the avoidance of doubt the Current Period Returns.

14.9	M and B agrees that it will:

14.9.1	provide copies of any accounts and tax returns of the M and B Group Members and any material correspondence relating thereto in respect of the accounting period commencing on 1 October 2002 and (if different) the accounting period current at the Effective Date to Six Continents for review and comment prior to finalisation of such accounts or submission of such returns or any material correspondence to a Taxation Authority; and

14.9.2	take into account any reasonable comments that Six Continents might have in respect of those accounts, tax returns or any material correspondence to ensure that the information contained therein is correct and complete in all material respects.

14.10	Six Continents shall, and shall procure that the Six Continents Group Members shall, provide M and B with such assistance and information, including access to the personnel and Records of the Six Continents Group and provisions of copies of such Records, as M and B may reasonably require to enable it to properly comply with its obligations under paragraph 14.8 and to properly manage the Taxation affairs of the M and B Group Members. [Time limit to be discussed further] Such information and assistance to be provided free of charge unless it is provided as part of the provision of services by Six Continents to the M and B Group under the terms of the Transitional Services Agreement.

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14.11	M and B will procure that no M and B Group Member will change the accounting period end date for any accounting period commencing before Completion without the prior written consent of Six Continents, such consent not to be unreasonably withheld or delayed.

15	Elections

15.1	M and B and Six Continents agree not to disturb or revoke, and to procure that members of their respective Groups do not disturb or revoke, without the consent of the other party (such consent not to be unreasonably withheld or delayed), any Election made before Completion or pursuant to this Agreement for any Taxation purpose insofar as such Election applies to any payment made, or transaction effected, before the Effective Date or affects any Taxation liability of any M and B Group Member or Six Continents Group Member that is covered by an indemnity or otherwise under this Schedule. Such Elections include those set out in Appendix 2.

15.2	Where:

(i) a member of either Group has submitted Taxation computations before the Effective Date on the basis that an Election will be made for any Taxation purpose;

(ii) any agreement entered into in connection with the Demerger envisages that an Election will be made for any Taxation purpose; or

(iii) other than in relation to rollover claims under s152 TCGA, it was assumed in preparing the IHG Listing Particulars or the M and B Listing Particulars that the Election would be made,

Six Continents and M and B shall cooperate to ensure that the relevant Election shall be made within any applicable time limits unless the parties agree otherwise.

15.3	M and B and Six Continents agree that they shall, and shall procure that the members of their respective Groups shall, do anything required to give effect to any Elections that were taken into account in the preparation of the short form report contained in the M and B Listing Particulars and, if the Demerger takes place, in the IHG Listing Particulars

15.4	Subject to paragraph 15.5, M and B and Six Continents shall each procure that members of their respective Groups shall inform the relevant members of the other Group before making any Election for any Taxation purpose which could have a material effect on the Taxation position of the other Group (a “Relevant Election”).

M and B and Six Continents shall each procure that members of their respective Groups do not make a Relevant Election without receiving the consent in writing of:

(i)	M and B, in the case of a Relevant Election by a member of the Six Continents Group, or;

(ii)	Six Continents, in the case of a Relevant Election by a member of the M and B Group,

such consent not be unreasonably withheld or delayed.

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M and B and Six Continents shall consult in good faith, taking into account the Tax Liability Principle and the other provisions of this Schedule, with a view to agreeing whether it would be reasonable to withhold consent for the proposed Relevant Election and/or whether it would be reasonable to withhold consent unless a payment were made in the case of one Group using a Relief of the other Group.

Neither M and B nor Six Continents shall, and they shall procure that no members of their respective Groups shall, make any such Relevant Election where consent for such Relevant Election has been reasonably withheld in accordance with this paragraph 15.4.

15.5	Notwithstanding paragraph 15.2[, 15.3] and 15.4, neither M and B nor Six Continents’ will be required to agree, or procure that any member of their Groups will agree, to any Election relating to:

	(i)	Rollover Relief;

	(ii)	holdover relief pursuant to section 154 TCGA;

	(iii)	section 171A TCGA,

	(iv)	section 179A TCGA, and

	(v)	section 179B TCGA

unless Six Continents and M and B agree, in their absolute discretion and in whatever terms they deem fit, to such Election.

16	Dispute Resolution

If any dispute or disagreement arises between Six Continents and M and B as to any matter referred to or in connection with this Schedule Six Continents and M and B agree that:

(i)	as soon as reasonably practicable after they are aware of such dispute or disagreement, both parties shall discuss the issue giving rise to the dispute or disagreement and negotiate in good faith with a view to reaching an amicable and reasonable solution for a period of up to 10 Business Days;

(ii)	if discussions and negotiations fail to resolve such dispute or disagreement, such matter shall forthwith be referred to Six Continents’ Chief Executive (for the time being) (unless the M and B Reduction becomes effective, in which case such matter shall be referred to IHG’s Chief Executive for the time being) and M and B’s Chief Executive (for the time being) (or such other senior executive as Six Continents or M and B (respectively) shall nominate) who shall discuss such dispute or disagreement in good faith with a view to reaching an amicable and reasonable solution for a further period of up to 20 Business Days (or such longer period as Six Continents (or, if the M and B Reduction becomes effective, IHG) and M and B may agree) from the date on which such dispute or disagreement is referred to the Chief Executives; and

(iii)	if such discussions fail to resolve such disputes or disagreements within that period, the parties shall refer the matter to leading Tax Counsel mutually acceptable to the parties (and, in default, nominated by the Chairman of the Bar Council at the time) as soon as possible and the parties agree to settle the dispute or disagreement in accordance with the better view of such Counsel.

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Appendix 1 – Reorganisation Transfers

[Will list the intra-group transfers effected in preparation for the Demerger (including Six Continents Retail Germany GmbH) or to be effected pursuant to this Agreement in respect of which adjudication for relief from stamp duty under section 42 FA 1930 or section 151 FA 151 has not been validly obtained prior to Completion]

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Appendix 2 – Group Relief Surrenders

Part I

GROUP RELIEF CLAIMS – OPEN YEARS

		Company surrendering losses	Losses Surrendered	Tax Rate	Tax Value	Amount paid for losses	(Over)/under payment	Date paid [Needs updating]
			£	%	£	£	£
1	Six Continents Retail Ltd
	1998	SC Holdings Ltd	9,317,144	31.0%	2,888,315	(2,888,315)	0	03.10.00
	1999	SC PLC	43,136,167	30.5%	13,156,531	(13,325,538)	(169,007)	03.10.00
	2000	SC PLC	47,392,545	30.0%	14,217,764	(14,217,764)	0	04.01.02
		SC Hotels International Ltd	10,675,892	30.0%	3,202,768	(3,202,768)	0	04.01.02
		SC Car Leasing Ltd	63,746	30.0%	19,124	(19,124)	0	04.01.02
		Six Continents Leisure Group Ltd	83,936	30.0%	25,181	(25,180)	0	04.01.02
	2001	SC PLC	54,508,000	30.0%`	16,352,400	(16,352,400)	0	19.07.02
2	SC Lease Company Ltd
	1998	SC PLC	21,603,190	31.0%	6,696,989	(6,696,989)	0	03.10.00
3	Browns Restaurants Ltd
	1998	SC PLC	1,837,816	31.0%	569,723	(569,723)	0	03.10.00
4	SCP Developments Ltd
	2000	SC PLC	2,009,834	30.0%	602,950	(602,950)	0	04.01.02
5	SCP Investments Ltd
	1998	SC PLC	854,594	31.0%	264,924	(264,924)	0	19.10.01
	1999	SC PLC	750,992	30.5%	229,053	(229,053)	0	29.09.00
	2000	SC PLC	794,266	30.0%	238,280	(238,280)	0	04.01.02
6	Lastbrew
	1999	SC PLC	6,408,000	30.5%	1,954,440	(1,954,440)	0	29.09.00
	2000	SC PLC	10,358,515	30.0%	3,107,555	(3,107,555)	0	04.01.02

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Part II
ACT SURRENDERS – OPEN YEARS

YEAR	Company receiving ACT	Company surrendering ACT	ACT	Amount paid	(Over)/under
			Surrendered	for losses	payment	Date paid
			£	£	£
1996
1997
1998	Six Continents Retail Ltd	Six Continents PLC	7,600,415	(7,600,415)	0	06.07.00
	SC Lease Company Ltd	Six Continents PLC	1,100,000	(1,100,000)	0	06.07.00
1999	Six Continents Retail Ltd	Six Continents PLC	10,136,125	(10,136,125)	0	06.07.00

Note: Need s102 claim details

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Part III

SUMMARY OF TAX REFUND SURRENDERS UNDER SECTION 102 FA 1989

Year	Surrendering Company	Receiving Company	Amount	Surrender Documentation sent to IR	Intercompany payment processed
			£
1996
1997	SC PLC	SCP Developments Ltd	190,899.97	Yes	18.04.2002
1997	SC PLC	SCP Investments Ltd	98,164.40	Yes	26.06.2002
1998	SC PLC	SCP Lease Co. Ltd	346,110.66	Yes	21.02.2002
1999	SC PLC	Lastbrew Ltd	22,675.42	Yes	19.04.2002
2000
2001	SCP Securities	SCP Investments	84,965.60	Yes

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ii